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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                               (Amendment No. __)

                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                      Rule 13e-3 (ss.240.13e-3 thereunder))

                         THE ARNOLD PALMER GOLF COMPANY
                                (Name of Issuer)

                         THE ARNOLD PALMER GOLF COMPANY
                           APGC HOLDINGS COMPANY, LLC
                             APGC ACQUISITION CORP.
                       (Name of Persons Filing Statement)

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)

                                  696765 10 06
                      (CUSIP Number of Class of Securities)


                              Hugh F. Sharber, Esq.
                               Miller & Martin LLP
                               832 Georgia Avenue
                                   Suite 1000
                              Chattanooga, TN 37402
                          Telephone No. (423) 756-6600
                             Fax No. (423) 785-8480

        (Name, Address, and Telephone and Fax Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                            ------------------------






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This statement is filed in connection with (check the appropriate box):

[X]     a.        The filing of solicitation materials or an information
                  statement subject to Regulation 14A,
                  Regulation 14C, or Rule 13e-3(c) under the Securities Exchange
                  Act of 1934.
[ ]      b.       The filing of a registration statement under the Securities
                  Ace of 1993.
[ ]      c.       A tender offer.
[ ]      d.       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [X]

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                            Calculation of Filing Fee

Transaction Valuation (1):  $2,795,979.60
Amount of Filing Fee (1):         $559.20

(1) Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 2,329,983 shares of common stock, $0.50 par value (the "Common Stock"), of The Arnold Palmer Golf Company, calculated as follows: 3,927,700 shares of Common Stock issued and outstanding less 1,597,717 shares of Common Stock then owned by APGC Holdings Company, LLC ("Parent") or any affiliate of Parent. The proposed maximum aggregate value of the transaction is $2,795,979.60 calculated as follows: the product of (a) 2,329,963 shares of Common Stock and (b) $1.20. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $559.20
Filing Party:  The Arnold Palmer Golf Company
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Date Filed: June 17, 1999


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                                  INTRODUCTION

                  This Rule 13E-3 Transaction Statement is being filed by The Arnold Palmer Golf Company (the "Company"), a Tennessee corporation, APGC Holdings Company, LLC (the "Parent"), a Delaware limited liability company, and APGC Acquisition Corp. ("Merger Sub"), a Tennessee corporation, in connection with the proposed merger (the "Merger") of Merger Sub with and into the Company, pursuant to an Agreement and Plan of Merger, dated as of June 3, 1999, among the Company, the Parent and the Merger Sub.

                  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary proxy statement (the "Proxy Statement") simultaneously being filed with the Securities and Exchange Commission (the "SEC") in connection with the Merger, which contains information required to be included in response to items in this Statement. A copy of the Proxy Statement is attached hereto as Exhibit
A. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each of the Items herein are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Parent, Merger Sub or its affiliates, or actions or events with respect to them, was provided by the Parent. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this statement shall have the respective meanings given in the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

Item 1(a)                                   Cover Page

Item 1(b)                                   Cover Page; PRICE RANGE OF COMMON
                                            STOCK AND DIVIDENDS; VOTING
                                            SECURITIES AND PRINCIPAL HOLDERS
                                            THEREOF

Item 1(c)                                   PRICE RANGE OF COMMON STOCK AND
                                            DIVIDENDS

Item 1(d)                                   PRICE RANGE OF COMMON STOCK AND
                                            DIVIDENDS

Item 1(e)                                   Not Applicable

Item 1(f)                                   Not Applicable

Item 2(a)-(d), (g)                          APPROVAL OF THE AGREEMENT - The
                                            Parties; CERTAIN INFORMATION
                                            REGARDING PARENT AND MERGER SUB

Item 2 (e)-(f)                              Not Applicable




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Item 3(a)(1)                                APPROVAL OF THE AGREEMENT -
                                            Background to the Merger

Item 3(a)(2)-(b)                            APPROVAL OF THE AGREEMENT -
                                            Background to the Merger

Item 4(a)-(b) APPROVAL OF THE AGREEMENT - The Agreement; Interests of Certain Shareholders and Directors in the Merger

Item 5(a), (b), (c), (d), (e) and (f)       APPROVAL OF THE AGREEMENT - Special
                                            Factors - Plans for the Company
                                            After the Merger

Item 5(g)                                   Not Applicable

Item 6(a)-(b)                               APPROVAL OF THE AGREEMENT - Source
                                            of Funds for the Merger

Item 6(c)-(d)                               Not Applicable

Item 7(a)-(c) APPROVAL OF THE AGREEMENT - Special Factors - Purpose and Structure of the Merger; Special Factors -
                                            Reasons for the Merger and
                                            Recommendation of the Board of
                                            Directors

Item 7(d) APPROVAL OF THE AGREEMENT - Special Factors - Plans for the Company After the Merger; Certain Federal Income Tax Consequences

Item 8(a)-(b) APPROVAL OF THE AGREEMENT - Special Factors - Reasons for the Merger and Recommendation of the Board of Directors; Special Factors - Opinion of Financial Advisor

Item 8 (c)                                  APPROVAL OF THE AGREEMENT

Item 8(d)-(e) APPROVAL OF THE AGREEMENT - Special Factors - Reasons for the Merger and Recommendation of the Board of Directors; Special Factors - Opinion of Financial Advisor

Item 8(f)                                   APPROVAL OF THE AGREEMENT -
                                            Background to the Merger

Item 9(a)-(c) APPROVAL OF THE AGREEMENT - Special Factors - Opinion of Financial Advisor

Item 10(a)                                  VOTING SECURITIES AND PRINCIPAL
                                            HOLDERS THEREOF

Item 10(b)                                  Not Applicable

Item 11                                     APPROVAL OF THE AGREEMENT - The
                                            Agreement

Item 12(a) APPROVAL OF THE AGREEMENT - Interests of Certain Shareholders and Directors in the Merger

Item 12(b) APPROVAL OF THE AGREEMENT - Special Factors - Reasons for the Merger and Recommendation of the Board of Directors

Item 13(a)                                  APPROVAL OF THE AGREEMENT -
                                            Appraisal Rights of Dissenting
                                            Shareholders


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Item 13(b)                                  Not Applicable

Item 13(c)                                  Not Applicable

Item 14(a)                                  INDEX TO FINANCIAL INFORMATION

Item 14(b)                                  Not Applicable

Item 15(a) APPROVAL OF THE AGREEMENT - Special Factors - Plans for the Company After the Merger

Item 15(b)                                  Not Applicable

Item 16 The information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a)                                  Not Applicable

Item 17(b)                                  Opinion of Scott & Stringfellow,
                                            Inc. dated May 27, 1999
                                            (incorporated by reference to
                                            Attachment II to the Proxy Statement
                                            attached hereto as Exhibit A)

Item 17(c) Agreement and Plan of Merger, dated as of June 3, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Attachment I to the Proxy Statement attached hereto as Exhibit A)

Item 17(d) Preliminary copy of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of proxy for Special Meeting of Shareholders (attached hereto as Exhibit A)

Item 17(e) Statement of appraisal rights (Section 48-23-101 et seq. of the Tennessee Business Corporation Act) (incorporated by reference to
                                            Attachment III to the Proxy
                                            Statement attached hereto as Exhibit
                                            A)

Item 17(f)                                  Not Applicable




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ITEM 1. ISSUER OF CLASS OF SECURITY TO THE TRANSACTION.

Item 1(a) The information set forth on the Cover Page of the Proxy Statement is incorporated herein by reference.

Item 1(b) The information set forth on the Cover Page; "PRICE RANGE OF COMMON STOCK AND DIVIDENDS"; and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement is incorporated herein by reference.

Item 1(c) The information set forth in "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

Item 1(d) The information set forth in "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

Item 1(e)                                   Not Applicable.

Item 1(f)                                   Not Applicable.


ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being jointly filed by the Company (the issuer of the class of equity securities which is the subject of the transaction), Parent, and Merger Sub (a wholly-owned subsidiary of Parent).

Item 2(a)-(d), (g)                          The information set forth in
                                            "APPROVAL OF THE AGREEMENT - The
                                            Parties" and "CERTAIN INFORMATION
                                            REGARDING PARENT AND MERGER SUB" in
                                            the Proxy Statement is incorporated
                                            herein by reference.

Item 2 (e)-(f)                              None of the Company, Parent or
                                            Merger Sub or, to the best of their
                                            knowledge, no executive officer,
                                            director or controlling person of
                                            the Company, Parent or Merger Sub
                                            (i) has been convicted in a criminal
                                            proceeding (excluding traffic
                                            violations or similar misdemeanors)
                                            or (ii) has been a party to a civil
                                            proceeding of a judicial or
                                            administrative body of competent
                                            jurisdiction and as a result of such
                                            proceeding was or is subject to a
                                            judgment, decree or final action
                                            enjoining further violations of, or
                                            prohibiting activities subject to,
                                            federal or state securities laws or
                                            finding any violation with respect
                                            to such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

Item 3(a)(1)                                The information set forth in
                                            "APPROVAL OF THE AGREEMENT -
                                            Background to the Merger" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

Item 3(a)(2)-(b)                            The information set forth in
                                            "APPROVAL OF THE AGREEMENT -
                                            Background to the Merger" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

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Item 4(a)-(b)                               The information set forth in
                                            "APPROVAL OF THE AGREEMENT - The
                                            Agreement"  and "Interests of
                                            Certain Shareholders and Directors
                                            in the Merger" in the Proxy
                                            Statement is incorporated herein by
                                            reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Item 5(a), (b), (c), (d), (e) and (f)       The information set forth in
                                            "APPROVAL OF THE AGREEMENT - Special
                                            Factors - Plans for the Company
                                            After the Merger" in the Proxy
                                            Statement is incorporated herein by
                                            reference.

Item 5(g)                                   Not Applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 6(a)-(b) The information set forth in "APPROVAL OF THE AGREEMENT - Source of Funds for the Merger" in the Proxy Statement is incorporated herein by reference.

Item 6(c)-(d)                               Not Applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Item 7(a)-(c) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Purpose and Structure of the Merger" and "Special Factors - Reasons for the Merger and
                                            Recommendation of the Board of
                                            Directors" in the Proxy Statement is
                                            incorporated herein by reference.

Item 7(d) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Plans for the Company After the Merger" and "Certain Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

ITEM 8. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Item 8(a)-(b) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" and "Special Factors - Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

Item 8 (c)                                  The information set forth in
                                            "APPROVAL OF THE AGREEMENT" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

Item 8(d)-(e) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" and "Special Factors - Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

Item 8(f)                                   The information set forth in
                                            "APPROVAL OF THE AGREEMENT -
                                            Background to the Merger" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Item 9(a)-(c) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

                                        7

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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10(a) The information set forth in "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement is incorporated herein by reference.

Item 10(b)                                  Not Applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

Item 11 The information set forth in "APPROVAL OF THE AGREEMENT - The Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

Item 12(a)                                  The information set forth
                                            in "APPROVAL OF THE AGREEMENT -
                                            Interests of Certain Shareholders
                                            and Directors in the Merger" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

Item 12(b) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

Item 13(a)                                  The information set forth
                                            in "APPROVAL OF THE AGREEMENT -
                                            Appraisal Rights of Dissenting
                                            Shareholders" in the Proxy Statement
                                            is incorporated herein by reference.

Item 13(b)                                  Not Applicable.

Item 13(c)                                  Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

Item 14(a) The information set forth in "INDEX TO FINANCIAL INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 14(b)                                  Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

Item 15(a) The information set forth in "APPROVAL OF THE AGREEMENT - Special Factors - Plans for the Company After the Merger" in the Proxy Statement is incorporated herein by reference.

Item 15(b)                                  Not Applicable.

ITEM 16. ADDITIONAL INFORMATION.


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Item 16                                     The information set forth in the
                                            Proxy Statement is incorporated
                                            herein by reference

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

Item 17(a)                                  Not Applicable.

Item 17(b)                                  Opinion of Scott & Stringfellow,
                                            Inc. dated May 27, 1999
                                            (incorporated by reference to
                                            Attachment II to the Proxy Statement
                                            attached hereto as Exhibit A).

Item 17(c) Agreement and Plan of Merger, dated as of June 3, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Attachment I to the Proxy Statement attached hereto as Exhibit A).

Item 17(d) Preliminary copy of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of prosy for Special Meeting of Shareholders (attached hereto as Exhibit A).

Item 17(e) Statement of appraisal rights (Section 48-23-101 et seq. of the Tennessee Business Corporation Act) (incorporated by reference to
                                            Attachment III to the Proxy
                                            Statement attached hereto as Exhibit
                                            A).

Item 17(f)                                  Not Applicable.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         THE ARNOLD PALMER GOLF COMPANY


                                         By: /s/ Joel W. Richardson, Jr.
                                             ----------------------------------
                                         Title: Secretary
                                               --------------------------------

      June 15, 1999
----------------------
                                         APGC HOLDINGS COMPANY, LLC


                                         By: /s/ Joel W. Richardson, Jr.
                                             ----------------------------------
                                         Title: Secretary
                                               --------------------------------
      June 15, 1999
----------------------

                                         APGC ACQUISITION CORP.


                                         By: /s/ Joel W. Richardson, Jr.
                                             ----------------------------------
                                         Title: Secretary
                                               --------------------------------
      June 15, 1999
----------------------






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                                INDEX TO EXHIBITS



EXHIBIT                                  DESCRIPTION
-------                                  -----------

(a)                 Not Applicable.

(b)                 Opinion of Scott & Stringfellow, Inc. dated May 27, 1999
                    (incorporated by reference to Attachment II to the Proxy
                    Statement attached hereto as Exhibit A).

(c) Agreement and Plan of Merger, dated as of June 3, 1999 between the Company, the Parent and the Merger Sub
                    (incorporated by reference to Attachment I to the Proxy
                    Statement attached hereto as Exhibit A).

(d) Preliminary copy of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of proxy for Special Meeting of Shareholders (attached hereto as Exhibit A).

(e)                 Statement of appraisal rights (Section 48-23-101 et seq.
                    of the Tennessee Business Corporation Act) (incorporated by reference to Attachment III to the Proxy Statement attached hereto as Exhibit A).

(f)                 Not Applicable.















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